

File number 82 - 524

FRIENDS PROVIDENT

82-34640

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

SUPPL

5 June 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549


03022722


SEC MAIL
JUN 10 2003
WASH.

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 9th May 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Holding in Company - 5th June 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Enc.

dlw 6/19

RNS | The company news service from the London Stock Exchange

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Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	12:12 5 Jun 2003
Number	9642L



FRIENDS PROVIDENT PLC

HOLDING IN COMPANY

On 4th June 2003 the Company was notified in accordance with section 198 of the Companies Act 1985 (as amended) that following a series of disposals between 29th May 2003 and 4th June 2003, Achmea Pensioen – en Levensverzekeringen no longer has a notifiable interest in the share capital of Friends Provident plc.

END

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